UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2010 and 2009 and for the year ended December 31, 2010.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010

Notes to Financial Statements

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and line 4a—Schedule of Delinquent Participant Contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 21, 2011

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Participant directed investments at fair value:
Registered investment company funds	$15,446,633	11,876,135
Heritage Financial Corporation common stock	5,197,701	5,263,002
Money market funds	217,307	120,921

	20,861,641	17,260,058

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	397,305	520,884

	397,305	520,884

Total investments	21,258,946	17,780,942

Receivables:
Employer contributions	369,653	217,772
Participant contributions	1,336	1
Notes receivable from participants	125,654	63,611

Total receivables	496,643	281,384

Total assets	21,755,589	18,062,326

Liabilities:
Loan payable to Heritage Financial Corporation	297,420	422,580
Accounts payable and other	25,956	6,043
Excess deferrals	17,875	7,131

Total liabilities	341,251	435,754

Net assets available for benefits	$21,414,338	17,626,572

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Investment income:
Net appreciation in fair value of investments	$1,227,480
Interest	5,230
Dividends	327,627

1,560,337

Contributions:
Participant salary deferrals	908,355
Participant rollovers	1,314,767
Employer	652,279
ESOP loan payments	156,278

3,031,679

Total	4,592,016

Deductions:
Benefits paid to participants	671,939
Administrative expenses	101,193
Interest expense	31,118

Total deductions	804,250

Net increase	3,787,766
Net assets available for benefits, beginning of year	17,626,572

Net assets available for benefits, end of year	$21,414,338

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Employee Stock Ownership Plan (KSOP) Committee, which consists of certain officers and employees of the Company. Wilmington Trust Company serves as the Custodian, certain officers of the Company serve as Trustees of the Plan and RBC Wealth Management serves as the investment advisor.

(b)	Eligibility

Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.

(c)	Contributions

Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. These limitations include a dollar limitation ($16,500 for 2010 and 2009) and discrimination testing limitations. Additionally, participants over age 50 may make catch-up contributions up to the applicable dollar limitation ($5,500 for 2010 and 2009). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are subject to discrimination limitations.

2)	required profit sharing contribution of 2% of the participant’s eligible compensation.

3)	discretionary profit sharing contributions beyond the required 2% contribution.

4)	discretionary Employee Stock Ownership Plan (ESOP) allocation of Company Stock, determined based on the current year ESOP loan principal and interest repayments. See note 3 for additional discussion.

4	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

During 2010, the Company’s discretionary profit sharing contribution totaled 1% of eligible compensation. The following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Non-ESOP Employer contributions to the Plan are invested as directed by the employee.

•	ESOP contributions are employer directed and initially invested in Heritage Financial Corporation common stock. Participants may elect to diversify these investments as permitted under the Plan.

•

Participants, who are not credited with at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an allocation of nonmatching Company profit sharing or ESOP contributions for that year except in the event of the participant’s death, disability or retirement.

During 2010, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s elective (401(k)) contributions and allocations of the Company’s contributions (including Company stock attributable to repayments of the ESOP loan) and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily based on quoted market prices.

(e)	Vesting

Participants are always vested in their 401(k) contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age), with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, a participant may direct his or her 401(k) contributions in 1% increments among eleven registered investment company funds, one money market fund, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies.

Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.

5	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(g)	Payment of Benefits

No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).

Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make 401(k) contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Company contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan Year regardless of the participant’s age.

The Plan has the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.

(h)	Diversification

Participants may diversify their employer contributions daily among all of the investment options in the Plan from time to time, including the Company stock fund.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

6	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(j)	Forfeitures

Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. Forfeitures used to reduce employer contributions during 2010 were approximately $14,000.

(k)	Notes Receivable from Participants

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably semi-monthly through payroll deductions. The interest rate on outstanding notes as of December 31, 2010 ranged from 3.25% to 4.00% and the notes mature through September 2014.

(l)	Administrative Expenses

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. The Company may also pay administrative expenses.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into money market funds, various registered investment company funds, and Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, including but not limited to interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock in the ESOP fund are valued at quoted market prices. The Company stock fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price of the stock on the NASDAQ National Market System plus cash equivalent position held, if any).

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2010 and 2009, assets allocated to withdrawing participants totaled $10,158 and $0, respectively.

(f)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest.

(g)	Recently Adopted Accounting Standards

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010—25, Plan Accounting–Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This Update is effective for periods ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all periods presented.

ASU 2010-25 was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new standard.

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a loan from the Company and the Plan holds the stock in a trust established under the Plan. The loan is to be repaid over a period of 15 years funded by Company contributions to the trust fund. The Company stock acquired with the ESOP loan is held in a suspense account under the Plan pending repayment of the loan.

8	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. Each year, as the Plan makes payments of principal and interest, an appropriate percentage of stock is released from the suspense account in accordance with applicable regulations under the IRC, and allocated to participants, generally on a pro rata basis based on annual compensation.

The unallocated shares of Company stock collateralize the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets are summarized as follows and represent a portion of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	2010		2009
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$1,868,871	397,305	1,877,181	520,884
Cash	663	—	148	—
Employer contributions	—	—	2,052	—
Forfeitures	—	—	—	—
Pending transfers	128,446	(127,913)	127,089	(130,328)
Loan payable to Heritage Financial Corporation	—	(297,420)	—	(422,580)

Net ESOP assets (liabilities)	$1,997,980	(28,028)	2,006,470	(32,024)

Pending transfers represent stocks to be deposited to participants in Q1 of the following plan year. Upon transfer, the shares will be participant-directed.

9	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2010
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net appreciation in fair value of investments	$24,087	3,996
Interest and dividends	—	—
Loan payments	—	156,278
Shares released	125,160	(125,160)
Other	—	—
Fund transfers/stock diversifications	(155,106)	—
Distributions to participants	(2,555)	—
Administrative expense	(76)	—
Interest expense	—	(31,118)

Net increase (decrease)	(8,490)	3,996
Net assets, beginning of year	2,006,470	(32,024)

Net assets, end of year	$1,997,980	(28,028)

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and is repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2011	$136,223
2012	148,264
2013	12,933

Total	$297,420

10	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2010	2009
Heritage Financial Corporation common stock	$5,595,006	5,783,886
Pimco Total Return Admin	3,185,085	2,574,505
American Funds Growth Fund R4	2,386,397	1,724,634
Frank Russell Money Market Fund	1,972,575	1,828,045
Baron Small Cap	1,869,568	1,533,367
Van Kampen Growth & Income	1,538,983	964,740
American Funds EuroPacific	1,184,506	886,869

The Plan’s investments appreciated during the year ended December 31, 2010 as follows:

Registered investment company funds	$1,166,935
Common stock	60,545

$1,227,480

11	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Fair Value Measurements

Fair value is measured in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three levels are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Level 1 primarily consists of financial instruments, such as investments in registered investment company funds, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2

Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

12	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value of financial assets and liabilities. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment company funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2010:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$4,255,965	—	—	$4,255,965
Value	2,323,854	—	—	2,323,854
Index	1,014,540	—	—	1,014,540
Blend	1,163,340	—	—	1,163,340
Other	1,531,274	—	—	1,531,274

Total Equity	10,288,973	—	—	10,288,973
Fixed income:
Balanced	3,185,085	—	—	3,185,085
Other	1,972,575	—	—	1,972,575

Total Fixed Income	5,157,660	—	—	5,157,660
Heritage Financial Corporation common stock	5,197,701	—	—	5,197,701
Money market funds	217,307			217,307

Total participant-directed investments	20,861,641	—	—	20,861,641

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	397,305	—	—	397,305

Total nonparticipant-directed investments	397,305	—	—	397,305

Total investments	$21,258,946	—	—	$21,258,946

13	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2009:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity
Growth	$3,258,001	—	—	$3,258,001
Value	1,485,294	—	—	1,485,294
Index	828,564	—	—	828,564
Blend	786,762	—	—	786,762
Other	1,114,964	—	—	1,114,964

Total Equity	7,473,585	—	—	7,473,585
Fixed income:
Balanced	2,574,505	—	—	2,574,505
Other	1,828,045	—	—	1,828,045

Total Fixed Income	4,402,550	—	—	4,402,550
Heritage Financial Corporation common stock	5,263,002	—	—	5,263,002
Money market funds	120,921	—	—	120,921

Total participant-directed investments	17,260,058	—	—	17,260,058

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	520,884	—	—	520,884

Total nonparticipant-directed investments	520,884	—	—	520,884

Total investments	$17,780,942	—	—	17,780,942

Fair Value of Other Financial Instruments

The fair value of other financial instruments such as employer contributions receivable and loan payable approximate their carrying value.

(6)	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the

14	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan will be submitted to the IRS for a determination letter in accordance with the appropriate reporting cycle.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8)	Related-Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and money market funds are held by Wilmington Trust Company, the Custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2010, the Plan paid Wilmington Trust Company $12,842 for services as custodian of the Plan assets. For the year ended December 31, 2010, the Plan paid approximately $88,350 to other service providers that are defined as a Party in Interest under ERISA.

(9)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

15	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(10)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

2010
Net assets available for benefits per the financial statements	$21,414,338
Amounts allocated to withdrawing participants	(10,158)

Net assets available for benefits per Schedule H of Form 5500	$21,404,180

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2010

Benefits paid to participants per the financial statements	$671,939
Less amounts allocated to withdrawing participants at end of prior year	—
Add amounts allocated to withdrawing participants at year-end	10,158

Benefits paid to participants per Schedule H of Form 5500	$682,097

16	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	Participant directed investments:
	Registered investment company funds:
	Allianz NFJ Small Cap Value Fund Class A	27,501 shares	$784,871
	American Funds Europac R4	29,118 shares	1,184,506
	American Funds Growth Fund R4	79,046 shares	2,386,397
	American Capital World G&I-4	5,296 shares	188,857
	Aston Optimum Mid Cap Fund	4,705 shares	150,279
	Baron Small Cap Fund	78,619 shares	1,869,568
	DFA Emerging Markets Value Fund	4,367shares	157,911
	Davis NY Venture A	29,501 shares	1,013,061
	Pimco Total Return Admin Fund	293,566 shares	3,185,085
	Frank Russell Money Market Fund	1,972,575 shares	1,972,575
	Vanguard 500 Index Fund	8,760 shares	1,014,540
	Van Kampen Growth	80,072 shares	1,538,983
*	Heritage Financial Corporation common stock	495,244 shares	5,197,701
	Schwab Unitized Fund cash	132,779 units	132,779
	Schwab cash	84,528 units	84,528

			20,861,641

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	28,542 shares	397,305

			397,305

*	Notes receivable from participants	Interest rates from 3.25% to 4.00% through September 2014	125,654

			$21,384,600

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest	(c) Description of transactions including rate of interest	(d) Amount on line 4a	(e) Lost interest

Heritage Financial Corporation	Plan Sponsor	For one incentive payroll, employee deferrals were not deposited to the trustee in a timely manner. Lost earnings will be contributed to the participants’ accounts in 2011.	$1,335.90	$2.53

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2011	HERITAGE FINANCIAL CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(Name of Plan)

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer